January 23, 2024

Anu Dubey

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street NE.

Washington, DC 20549

Re:	Response to SEC Staff Comments on Post-Effective Amendment No. 5 on Form N-1A (the “Registration Statement”) for the Waycross Managed Risk Equity Fund (formerly known as the Waycross Long/Short Fund) and the Waycross Focused Core Equity Fund, each a series of Waycross Independent Trust (the “Trust”) (File Nos. 333-239562 and 811-23581)

Dear Ms. Dubey:

On November 28, 2023, the Trust filed with the Securities and Exchange Commission (the “Commission”) Amendment Nos. 5 and 6 to the Registration Statement. This letter responds to the staff’s additional comments on the response letter filed on January 9, 2024, which the staff provided on January 10, 2024. For your convenience, I have summarized the comments in this letter and provided the Trust’s response below each comment. All capitalized terms not defined herein have the meaning assigned to them in the Registration Statement; any page references herein refer to the Registration Statement.

General

1.	Please update the series and class identifiers for the Waycross Managed Risk Equity Fund (the “Fund”) with the new name.

Response: The Trust confirms that it will update the series and class identifiers.

Summary Prospectus – Waycross Managed Risk Equity Fund

Principal Investment Strategies

2.	Comment: In your response to Comment 5, you stated that the Fund added disclosure saying, “[a] short position is created when a trader sells a security first and repurchases it later at a lower price. Such a position benefits when the price of the security decreases, whereas a long position benefits when the price increases.” Please confirm if this disclosure is accurate and, if so, revise it to say that when you are selling a security first, it is a borrowed security. Additionally, please revise the disclosure to state that the Fund expects to repurchase the security at a lower price, but this may not happen.

Response: The Fund has revised the disclosure to say, “[a] short position is created when a trader borrows and then sells a security and with the expectation that it will repurchase the borrowed security at a lower price. Such a position benefits when the security’s price decreases, whereas a long position benefits when the price increases.” (Emphasis added.)

If you have any questions, please contact Bo J. Howell at (513) 991-8472 or bo@fintechlegal.io.

Very truly yours,

/s/ Bo James Howell

Bo James Howell

On behalf of FinTech Law, LLC